Shareholder Voting Results

       A Special Meeting of the Shareholders of Multi-
Strategy Growth & Income Fund (the "Trust") was held on August 4, 2017 to approve a new advisory agreement between LCM Investment Management, LLC and the
Trust. The Proposal was voted on and approved by Shareholders of the Fund.

       7,073,835 total shares voted of 13,556,911
shares outstanding or 52.18%.

       The August 4, 2017 voting results were as follows:

       Proposal: To approve a new advisory
agreement between the Fund and LCM Investment
Management, LLC ("LCM"), the Fund's current investment advisor.

Vote Type
Shares
% of Total
Shares Voted
For
6,245,874
88.30%
Against
388,477
5.49%
Abstain
439,483
6.21%